TRENT

12 March 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcements were released yesterday:

'Final Board Approval 6 March 2008'

'Issue of Debt and Publication of Final Terms' [redacted]

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

3/19

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

SEVERN TRENT UTILITIES FINANCE PLC

11 March 2008

Issue of Debt

Severn Trent Utilities Finance plc announces that it has today issued €700,000,000 5.25 per cent Notes due 11 March 2016 unconditionally and irrevocably guaranteed by Severn Trent Water Limited under its €3,500,000,000 Euro Medium Term Note Programme.

www.severntrent.com

SEVERN TRENT UTILITIES FINANCE PLC

11 March 2008

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for Severn Trent Utilities Finance plc's €700,000,000 5.25 % Notes due 11 March 2016 (the "€700,000,000 Notes") unconditionally and irrevocably guaranteed by Severn Trent Water Limited (the "Guarantor") issued under its €3,500,000,000 Euro Medium Term Note Programme (the "Programme").

To view the Final Terms please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/8809p_-2008-3-11.pdf

The Final Terms contain the final terms of the €700,000,000 Notes and must be read in conjunction with the Prospectus dated 3 August 2007 and relating to the Programme, which constitutes a base prospectus for the purposes of the Prospectus Directive. Full information on the Issuer, the Guarantor and the offer of the Notes is only available on the basis of the combination of the Final Terms and Prospectus.

A copy of the Final Terms and the Prospectus to which they relate are available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Severn Trent Utilities Finance plc is a wholly owned subsidiary of Severn Trent Plc.

For further information please contact:

Severn Trent plc
2297 Coventry Road
Birmingham
B26 3PU

www.severntrent.com

DISCLAIMER – INTENDED ADDRESSEES
Please note that the information contained in the Final Terms and the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act. Your right to access this service is conditional upon complying with the above requirement.

END